SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
211

SECUR 11016736 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-015648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robeco Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue - 32nd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QD 3/14/2011

OATH OR AFFIRMATION

I, Matthew J. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robeco Securities, L.L.C., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES G. NOONE
Notary Public, State of New York
No. 02NO6129097
Qualified in Westchester County
Commission Expires June 20, 2013

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Robeco Securities, L.L.C.

We have audited the accompanying statement of financial condition of Robeco Securities, L.L.C. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Robeco Securities, L.L.C. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2010

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 597,382
Receivable from the Parent	2,000,405
Receivable from affiliated funds	560,974
Other assets	80,180
Total assets	$ 3,238,941
Liabilities and member's equity	
Sales commissions payable	$ 295,537
Distribution fees payable	362,535
Total liabilities	658,072
Member's equity	2,580,869
Total liabilities and member's equity	$ 3,238,941

See accompanying notes.

Robeco Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2010

1. Organization

Robeco Securities, L.L.C. (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Robeco Investment Management, Inc. (the "Parent"). The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purposes of having registered sales representatives provide their services to the Parent.

2. Significant Accounting Policies

The Statement of Financial Condition of the Company has been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars.

The following is a summary of the significant accounting policies followed by the Company in the preparation of its Statement of Financial Condition.

Placement fees are accrued when earned in accordance with the terms of the underlying agreements between the Company and the various funds managed by the Parent and for which the Company acts as placement agent. Sales commission expenses are accrued in accordance with the terms of the underlying agreements between the Company and the registered sales representatives of the Company.

Management fees are accrued when earned in accordance with the terms of the underlying agreements between the Company and three registered funds: Robeco Sage Multi-Strategy Fund, LLC, Robeco Sage Multi-Strategy TEI Fund, LLC, and Robeco Sage Triton Fund, LLC, for which the Company acts as the distributor. Distribution fee expenses are accrued in accordance with the terms of the underlying agreements between the Company and the sales agents that provide services to the Company.

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable. Actual results may differ from those estimates.

3. Related Party Transactions

The Company receives a certain allocation of revenue attributable to commissionable sales of securities in accordance with placement agent agreements entered into between the Company and various hedge funds, funds of funds or mutual funds managed by the Parent.

Of such allocated revenue, $1,134,056 is included in Receivable from the Parent in the Statement of Financial Condition.

The Company is charged for administrative services by its Parent based upon agreed upon allocation methodologies, as documented in the service level agreement. Such services consist of legal, compliance, accounting and executive administration. For the year ended December 31, 2010, such allocated expenses amounted to $278,000 are netted against the receivable from parent in the Statement of Financial Condition. Furthermore, an amount of $116,376 relating to income taxes is netted in Receivable from the Parent in the Statement of Financial Condition.

4. Management Fees

The Company serves as the distributor of three registered funds: Robeco Sage Multi-Strategy Fund, LLC, Robeco Sage Multi-Strategy TEI Fund, LLC, and Robeco Sage Triton Fund, LLC. Robeco Sage Multi-Strategy Fund, LLC and Robeco Sage Multi-Strategy TEI Fund, LLC pay the Company a quarterly management fee at an annualized rate of 0.85% of the average net assets of these funds during the calendar quarter. Robeco Sage Triton Fund, LLC pays the Company a quarterly management fee at an annualized rate of 0.75% of the average net assets of the fund during the calendar quarter. Management fees amounting to $560,974 are included in Receivable from affiliated funds in the Statement of Financial Condition.

5. Distribution Fees

The Company has a distribution agreement with the Funds and may retain broker-dealers and financial advisors to assist in the distribution of units. The Company uses the management fees from the funds to pay the selling agents in connecting with the marketing and sales of units. The Company pays the selling agents distribution fees at an annualized rate that ranges from 0.40% to 0.91% of the assets under management of Robeco Sage Multi-Strategy Fund, LLC, Robeco Sage Multi-Strategy TEI Fund, LLC, and Robeco Sage Triton Fund, LLC, based on agreed terms.

5. Distribution Fees (continued)

Distribution fees amounting to $362,535 are included in Distribution fees payable in the Statement of Financial Condition.

6. Concentrations of Credit Risk

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk.

7. Sales Commissions

Included in sales commissions are sales commission payments to registered sales representatives. The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the Parent through the Company.

8. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

9. Indemnifications

In the normal course of its business, the Company will indemnify the various funds managed by the Parent, for which the Company acts as placement agent, and/or the Parent, against loss, liability, claim, damage or expense, as incurred only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the funds in writing by or on behalf of the Company for use in connection with offering documents or the annual or interim reports to investors. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6 2/3% of Aggregate Indebtedness ("AI") or $5,000. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

The Company was in Net Capital violation as of December 31, 2010 under requirements of rule 17a-1(b)(1). The net capital requirement as of December 31, 2010 was $43,871 (6 2/3% of AI) and the Company had a net capital deficit of $60,690 which resulted in a net capital deficiency of $104,561. On January 20, 2011, the Company requested and received payment of an inter-company receivable from the Parent for the amount of $1,000,000. The payment reduced the non allowable assets and sufficiently capitalized the Company.

After the payment made on January 20, 2011, the Company had net capital of $939,310 which was $895,439 in excess of the required net capital of 6 2/3% of the Aggregated Indebtedness, being $43,871.

12. Subsequent events

The Company has evaluated subsequent events through February 24, 2011, which is the date its Statement of Financial Condition was available for issuance.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No exception noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010

Attachment to this letter: Form SIPC-7, dated January 25, 2011

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Member of
Robeco Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member of Robeco Securities, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Robeco Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. Robeco Securities, LLC's management is responsible for Robeco Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. Ernst & Young obtained a copy of the check dated January 25, 2011 for payment made to SIPC as evidence of payment of the 2010 general assessment reconciliation.

   No exception noted.

2. Compared the amounts reported on the final submitted FOCUS reports with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

   No exception noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers derived from the FOCUS reports provided to us by representatives of the Company.

   No exception noted.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015648 FINRA DEC
ROBECO SECURITIES LLC 8*8
ATTN: ACCTNG DEPT
909 3RD AVE 32ND FL
NEW YORK NY 10022-4731

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 6,443

B. Less payment made with SIPC-6 filed (exclude interest) (2,095)
7/8/10
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,348

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,348

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Robeco Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 25 day of January, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,577,125
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$
2e. General Assessment @ .0025	$ 6,443

(to page 1, line 2.A.)

Statement of Financial Condition

Robeco Securities, L.L.C. (a Limited Liability Company)
Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the New York, NY regional office of the Securities and Exchange Commission, the region in which Robeco Securities, L.L.C. has its principal place of business.

Ernst & Young LLP

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

STATEMENT OF FINANCIAL CONDITION

Robeco Securities, L.L.C. (a Limited Liability Company)
Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG